News Release

Gerry McCaughey Named Chairman and CEO, CIBC World Markets
Retains Wealth Management Responsibilities

(Toronto, February 5, 2004) — CIBC President and Chief Executive Officer John Hunkin today announced that Gerry McCaughey, Vice Chair, Wealth Management, has been named Vice Chair, Wealth Management and Chairman and Chief Executive Officer, CIBC World Markets, succeeding David Kassie, who has left CIBC to focus on other interests. Mr. McCaughey’s appointment was approved by the CIBC Board of Directors at their scheduled February 5 board meeting and is effective immediately. Mr. McCaughey will also continue to have responsibility for CIBC’s Wealth Management activities.

Mr. Hunkin also praised Mr. Kassie’s contributions to CIBC.

“David Kassie is a superb investment and merchant banker. He led CIBC World Markets to preeminence in Canada, as witnessed by the top rankings he and his team achieved in 2003. I am sure he will find success in whatever endeavor he chooses to pursue and, on behalf of CIBC, I wish him all the best”, said Mr. Hunkin.

“Gerry McCaughey’s leadership capabilities and his core values and operating principles are very much aligned with the strategic direction we have outlined for World Markets and CIBC — careful management of risk; a strategic focus on long-term objectives; and constant attention to the needs of clients,” said Mr. Hunkin. “He is the right person to take World Markets forward.”

Mr. McCaughey, 47, began his career in 1981 as an account executive with Merrill Lynch in Montreal. In 1990, CIBC, through its wholly owned subsidiary, Wood Gundy, acquired the Private Client operations of Merrill Lynch Canada. As a result of this acquisition, Mr. McCaughey became the branch manager of the merged main office in Montreal, Wood Gundy’s largest and most profitable office. Thus began a steady rise which included being named Regional Manager for the Montreal area; Deputy Division Director of the Wood Gundy Private Client Division in 1993 (moving to Toronto); and, in 1994, President of Wood Gundy Private Client Division.

In July 1997, Mr. McCaughey was named head of Global Private Client Investments, which included the Private Client Division of Wood Gundy and CIBC Oppenheimer, and he relocated to New York.

In June 1999, Mr. McCaughey was appointed Senior Executive Vice-President, CIBC, responsible for Wealth Management. He was appointed Vice Chair, Wealth Management, in December 2002.

Mr. McCaughey graduated from Concordia University in 1981 with a Bachelor of Commerce degree. He lives in Toronto.

CIBC is a leading North American financial institution with almost nine million personal banking and business customers. CIBC offers a full range of products and services through its comprehensive electronic banking network, branches and offices across Canada, in the United States and around the world. To find other news releases and information about CIBC, visit the bank’s Press Centre at www.cibc.com.

The board of directors of CIBC reviewed this press release prior to it being issued.

Media: Please call Robert Waite, Senior Vice-President, Communications & Public Affairs, at 416-956-3330.

Analysts and Investors: Please call Kathryn Humber, Senior Vice-President, Investor Relations, at 416-980-3341